SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Akamai Technologies, Inc.

(Name of Subject Company (Issuer))

Akamai Technologies, Inc.

(Name of Filing Person (Offeror))

5 1/2% Convertible Subordinated Notes due 2007

(Title of Class of Securities)

00971T AA 9
00971T AB 7
00971T AC 5

(CUSIP Number of Class of Securities)

Melanie Haratunian, Esq.
Vice President and General Counsel
Akamai Technologies, Inc.
8 Cambridge Center
Cambridge, Massachusetts 02142
Telephone: (617) 444-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

with copies to:

Susan W. Murley, Esq.
Stuart R. Nayman, Esq.
Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
Telephone: (617) 526-6000
Telecopy: (617) 526-5000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of filing fee(2)
$101,505,000	$12,861.00

(1) Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon the maximum amount of cash that might be paid for the 5 1/2% Convertible Subordinated Notes due 2007.

(2) The amount of the filing fee, calculated in accordance with the Exchange Act and the Fee Rate Advisory #7 for Fiscal Year 2004, equals $126.70 per $1,000,000 of the value of securities proposed to be purchased, determined as provided in Rule 0-11(b)(1) under the Exchange Act.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                           Amount Previously Paid: Not applicable.                                           Filing party: Not applicable.

                                           Form or Registration No.: Not applicable.                                           Date filed: Not applicable.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER

      This Tender Offer Statement on Schedule TO relates to an offer by Akamai Technologies, Inc., a Delaware corporation (“Akamai”), to purchase for cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated February 10, 2004 (as it may be supplemented or amended from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be supplemented or amended from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), up to $101,000,000 aggregate principal amount of its outstanding 5 1/2% Convertible Subordinated Notes due 2007. Copies of the Offer to Purchase and the Letter of Transmittal are filed as exhibits (a)(1)(i) and (a)(1)(ii), respectively, hereto. Pursuant to General Instruction F to Schedule TO, all of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 11 in this Schedule TO except for those Items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

      The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

      (a) The name of the issuer is Akamai Technologies, Inc., a Delaware corporation, and the address and telephone number of its principal executive offices is 8 Cambridge Center, Cambridge, Massachusetts 02142, (617) 444-3000. The information set forth in the Offer to Purchase in Section 4 (“Information Concerning Akamai”) is incorporated herein by reference.

      (b) The securities that are subject to this Offer are the 5 1/2% Convertible Subordinated Notes due 2007 (the “Notes”) of Akamai Technologies, Inc. As of the date of this statement, there was $201.0 million aggregate principal amount of the Notes outstanding. As of the date of this statement, each $1,000 principal amount of Notes was convertible into 8.6603 shares of Akamai common stock for every $1,000 principal amount of Notes. As of the date of this statement, there were approximately 122,372,000 shares of Akamai common stock outstanding.

      (c) The information set forth in the Offer to Purchase in Section 3 (“Certain Significant Considerations”) and Section 4 (“Information Concerning Akamai”) is incorporated herein by reference.

      On February 9, 2004, the last reported sale price for Akamai’s common stock was $15.22 per share.

Item 3.	Identity and Background of Filing Person.

      (a) The information set forth under Item 1 and Item 2(a) above is incorporated herein by reference. The Offer is an issuer tender offer and accordingly Akamai is both the filing person and the subject company.

      The following persons are directors and/or executive officers and/or controlling persons of Akamai:

George H. Conrades	Chairman of the Board of Directors and Chief Executive Officer
Michael A. Ruffolo	Chief Operating Officer
Paul Sagan	President

F. Thomson Leighton	Chief Scientist and Director
Melanie Haratunian	Vice President and General Counsel
Chris Schoettle	Executive Vice President, Technology, Networks and Support
Robert Cobuzzi	Chief Financial Officer
Martin M. Coyne II	Director
C. Kim Goodwin	Director
Ronald Graham	Director
William A. Halter	Director
Frederic V. Salerno	Director
Naomi O. Seligman	Director

      The address of each director and/or executive officer listed above is c/o Akamai Technologies, Inc., 8 Cambridge Center, Cambridge, Massachusetts 02142, and each such person’s telephone number is (617) 444-3000.

Item 4.     Terms of the Transaction.

      (a)(1)(i)-(iii), (v)-(ix), (xii) The information set forth in the Offer to Purchase under “Summary Term Sheet”, Section 1 (“Purpose of the Offer”), Section 2 (“Terms of the Offer”), Section 5 (“Description of the Notes and Related Matters”), Section 6 (“Acceptance of Notes for Payment; Accrual of Interest”), Section 7 (“Procedures for Tendering Notes”), Section 8 (“Withdrawal of Tenders”), Section 9 (“Source and Amount of Funds”), Section 10 (“Conditions to the Offer”), Section 11 (“U.S. Federal Income Tax Considerations”), Section 14 (“Fees and Expenses”) and Section 15 (“Miscellaneous”) is incorporated herein by reference.

      (a)(1)(iv), (x) and (xi) Not applicable.

      (a)(2) Not applicable.

      (b) None of the subject securities is to be purchased from any officer, director, or affiliate of Akamai.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

      (e) The Notes are governed by the Indenture, dated as of June 20, 2000, by and between Akamai, as Issuer, and U.S. Bank National Association (successor to State Street Bank and Trust Company), as Trustee. In addition, Akamai entered into a Registration Rights Agreement, dated as of June 20, 2000, with Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc. and Thomas Weisel Partners LLC, in connection with the issuance of the Notes. The information set forth in the Offer to Purchase in the section captioned Section 5 (“Description of the Notes and Related Matters”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

      (a) The information set forth in the Offer to Purchase in the section captioned Section 1 (“Purpose of the Offer”) is incorporated herein by reference.

      (b) The information set forth in the Offer to Purchase in the section captioned Section 1 (“Purpose of the Offer”) is incorporated herein by reference.

      (c)(1) None.

      (c)(2) None.

      (c)(3) None.

      (c)(4) None.

      (c)(5) None.

      (c)(6) None.

      (c)(7) None.

      (c)(8) None.

      (c)(9) None.

      (c)(10) None.

Item 7.	Source and Amount of Funds or Other Consideration.

      (a) The information set forth in the Offer to Purchase in Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

      (b) Not applicable.

      (d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

      (a) To the best knowledge of Akamai, no Notes are beneficially owned by any person whose ownership would be required to be disclosed by this item.

      (b) The information set forth in the Offer to Purchase in Section 5 (“Description of the Notes and Related Matters — Recent Purchases of Notes”) is incorporated herein by reference

Item 9.	Persons/ Assets, Retained, Employed, Compensated or Used.

      (a) The information set forth in the Offer to Purchase in Section 12 (“Dealer Manager, Depositary and Information Agent”) and Section 13 (“Solicitation”) is incorporated herein by reference.

Item 10.	Financial Statements.

      (a) Akamai does not believe it is required to include financial statements due to the fact that such information is not material because, among other reasons, the consideration offered consists solely of cash, the offer is not subject to any financing condition and the offeror is a public reporting company that files reports electronically under EDGAR.

      (b) Not applicable.

Item 11.	Additional Information.

      Agreements, Regulatory Requirements and Legal Proceedings.

      (a)(1) None.

      (a)(2) None.

      (a)(3) None.

      (a)(4) None.

      (a)(5) None.

      Other Material Information.

      (b) The information set forth in the Offer to Purchase and the Letter of Transmittal dated as of February 10, 2004, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase dated February 10, 2004.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Clients dated February 10, 2004.*
(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 10, 2004.*
(a)(1)(vi)	Guidelines to Form W-9.*
(a)(5)(i)	Press Release regarding Offer dated February 10, 2004.*
(b)	None.
(d)(1)	Indenture, dated June 20, 2000, by and between Akamai Technologies, Inc. and U.S. Bank National Association successor to State Street Bank and Trust Company (previously filed as Exhibit 99.4 to the Akamai Technologies, Inc. Current Report on Form 8-K filed the Securities and Exchange Commission on June 27, 2000, and with incorporated herein by reference).
(d)(2)	5 1/2% Convertible Subordinated Notes due 2007 Registration Rights Agreement, dated June 20, 2000, by and among Akamai Technologies, Inc. and Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc. and Thomas Weisel Partners LLC (previously filed as Exhibit 99.5 to the Akamai Technologies, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2000, and incorporated herein by reference).
(g)	None.
(h)	None.

*	Filed herewith

Item 13.	Information Required by Schedule 13E-3.

      Not applicable.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

AKAMAI TECHNOLOGIES, INC.

By: /s/ Robert Cobuzzi

Robert Cobuzzi
Chief Financial Officer

Date: February 10, 2004

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase dated February 10, 2004.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Clients dated February 10, 2004.*
(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 10, 2004.*
(a)(1)(vi)	Guidelines to Form W-9.*
(a)(5)(i)	Press Release Regarding Offer dated February 10, 2004.*
(d)(1)	Indenture, dated June 20, 2000, by and between Akamai Technologies, Inc. and U.S. Bank National Association successor to State Street Bank and Trust Company (previously filed as Exhibit 99.4 to the Akamai Technologies, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2000, and incorporated herein by reference).
(d)(2)	5 1/2% Convertible Subordinated Notes due 2007 Registration Rights Agreement, dated June 20, 2000, by and among Akamai Technologies, Inc. and Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc. and Thomas Weisel Partners LLC (previously filed as Exhibit 99.5 to the Akamai Technologies, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2000, and incorporated herein by reference).

*	Filed herewith